UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Alterity Therapeutics Limited

(Name of Issuer)

Ordinary shares (“Ordinary Shares”)

(Title of Class of Securities)

Q7739U108

(CUSIP Number)

Life Biosciences LLC

75 Park Plaza, Level 3

Boston, MA 02116

Attention: Legal Counsel

Telephone No.: 857-400-9245

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Q7739U108

1	Names of Reporting Person Life Biosciences LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 269,905,533

	8	Shared Voting Power None

	9	Sole Dispositive Power 269,905,533

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 269,905,533

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 30.1%*

14	Type of Reporting Person (See Instructions) CO

* This calculation is based on information provided by the Issuer that 872,613,872 Ordinary Shares (the “Amount Outstanding”) were outstanding as of December 17, 2019.

This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed by Life Biosciences LLC, a limited liability company organized under the laws of Delaware (the “Reporting Person” or “Life”), to amend the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 9, 2019 (the “Schedule 13D”) with respect to the ordinary shares (the “Ordinary Shares”) of Alterity Therapeutics Limited (the “Issuer”).

Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D.

This Amendment is being filed to reflect the warrant previously held by the Reporting Person, which entitled the Reporting Person to purchase up to 539,811,066 Ordinary Shares of the Issuer, expired pursuant to its terms on December 19, 2019.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Warrant Expiration

Life previously held a warrant to purchase 539,811,066 Ordinary Shares of the Issuer, which warrant expired by its terms, unexercised, on December 19, 2019. The expiration of the warrant held by Life is reflected in Life’s amended beneficial ownership of the Issuer reported in this Amendment.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a)	- (b) The Reporting Person is the beneficial owner of 269,905,533 Ordinary Shares of the Issuer, representing approximately 30.1% of the outstanding Ordinary Shares of the Issuer based upon 872,613,872 Ordinary Shares outstanding as of December 17, 2019.

(c)	No transactions involving the Ordinary Shares of the Issuer were effected during the past sixty days by the Reporting Person.

(d)	To the knowledge of the Reporting Person, none of the persons set forth on Schedule I hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Registration Rights

Pursuant to the terms of the Securities Purchase Agreement dated as of December 21, 2018, by and between the Issuer and the Reporting Person, the Issuer was obligated to file a registration statement with the Securities and Exchange Commission to cover the resale of the 269,905,533 Ordinary Shares purchased by the Reporting Person in the Issuer’s private placement of ordinary shares on April 8, 2019. Accordingly, the Issuer filed a registration statement on Form F-3 (Registration Statement No. 333-231417) to cover these 269,905,533 Ordinary Shares, which was declared effective on May 21, 2019. The Issuer is obligated to maintain the registration of such Ordinary Shares until April 9, 2021.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Securities Purchase Agreement, dated December 21, 2018, by and between the Issuer and Life (incorporated herein by reference to the Schedule 13D filed on April 9, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2019

LIFE BIOSCIENCES LLC

By:	/s/ Mehmood Khan, MD
Name:	Mehmood Khan, MD
Title:	Chief Executive Officer

[Signature Page – Schedule 13D/A]

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS LIFE BIOSCIENCES LLC

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Life Biosciences LLC are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Life Biosciences LLC and (ii) the business address of each director and executive officer of Life Biosciences LLC is 75 Park Plaza, Level 3, Boston, MA 02116.

Name	Relationship to Life Biosciences LLC	Present Principal Occupation	Citizenship

Mehmood Khan, MD	Chief Executive Officer and Director	Chief Executive Officer, Life Biosciences LLC	United States

David Sinclair, PhD	Chairman	Professor of Genetics, Harvard Medical School	Australia

Ilan Stern	Director	Executive Director, 166 2nd LLC	United States

Bracken Darrell	Director	Chief Executive Officer, Logitech International S.A.	United States

Stuart Gibson	Director	Co-Chief Executive Officer, ESR Cayman Limited	United Kingdom

Tristan Edwards	President and Chief Investment Officer	President and Chief Investment Officer, Life Biosciences LLC	Australia and United Kingdom

Brian Malone	Chief Financial Officer	Chief Financial Officer, Life Biosciences LLC	Republic of Ireland

Amit Shashank	General Counsel	General Counsel, Life Biosciences LLC	United States